315 Sigma Drive
Summerville, South Carolina 29486
VIA EDGAR

September 21, 2018

Sisi Cheng/Lisa Vanjoske
Division of Corporation Finance
Office of Healthcare & Insurance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:    Aeterna Zentaris Inc.
Form 20-F for the Year Ended December 31, 2017
Filed March 28, 2018
Form 6-K for the Month of May 2018
Filed May 7, 2018
File No. 001-38064

Dear Ms. Cheng and Ms. Vanjoske:

As per our conversation, we have agreed that we will file a response on or before October 11, 2018 on the comments issued by the staff of the Division of Corporation Finance, Office of Healthcare and Insurance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated September 13, 2018 (the “Comment Letter”) concerning the above-referenced filings (such filings, the “financial statements”).

Please, contact me at (305) 304-7700 and jclavijo@aezsinc.com in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Very truly yours,

/s/ James Clavijo
James Clavijo
Chief Financial Officer
Æterna Zentaris